Filed by: Mavenir Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mavenir Systems, Inc.

Commission File No.: 001 - 36171

Dear [Recipient Name]:

Mavenir has long since recognized that our industry is in transition and that disruptive new technologies and business models are competitive threats that challenge the status quo, and as you know, we are a company on a mission—we are a different breed of supplier led by innovative thinkers with a vision for change and strategies to enable our customers to succeed in a dramatically changing landscape.

You have very likely already heard the recent news that Mavenir has entered into a definitive agreement to be acquired by Mitel Networks Corporation, a leading supplier of IP communications solutions and high value business services to the Enterprise market. With this transaction, we believe that the combined company creates a major force in IP communications that gives us the scale necessary to deliver on our vision for transforming mobile operator networks.

The emergence of mobile devices as the preferred communications medium of choice amongst businesses and by consumers is blurring historical boundaries between Fixed, Enterprise and Mobile market segments. Major service providers globally are collapsing wireless, wireline and business organizations to drive towards converged services and network consolidation strategies. This acquisition brings together highly scalable mobile solutions and high value business services to create a converged portfolio that meets the demand for this significant industry trend.

At this critical juncture in the next stage of network evolution, the combined company is ideally positioned to accelerate the transformation towards convergence. With a continued spirit of innovation, creativity and collaboration, it is more important than ever for both of us to remain committed to our common vision and continue our journey together.

To that end, I would like to assure you that the combined company remains committed to our ongoing business together, as highlighted by the following:

•	Mavenir will be integrated as a separate, stand-alone business unit;

•	The Mavenir business unit will be led by the same executive management team that you have been working with;

•	You will continue to work with the same account and support organization that you have accustomed to;

I look forward to the opportunity to discuss this further with you in person.

Sincerely,

Bahram Jalalizadeh

Executive Vice President – Sales

Mavenir Systems Inc.

Corporate Headquarters 1700 International Pkwy Richardson, TX 75081 USA	T: +1 469 916 4393 F: +1 469 916 4397	sales@mavenir.com mavenir.com

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer for the outstanding shares of Mavenir’s common stock described in this document has not commenced. Mitel will file with the Securities and Exchange Commission (the “SEC”) exchange offer materials on Schedule TO (including an offer to exchange, a related letter of transmittal and other offer documents) and a Registration Statement with the SEC, and Mavenir will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Mitel and Mavenir also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of Mavenir are urged to read the exchange offer materials and the Solicitation/Recommendation Statement and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. These offer materials will be mailed to stockholders of Mavenir. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Mavenir will be available free of charge on Mavenir’s internet website at http://www.mavenir.com or by contacting Mavenir’s Investor Relations Department at (469) 916-4393, ext. 5080. Copies of the documents filed with the SEC by Mitel will be available free of charge on Mitel’s internet website at http://www.mitel.com or by contacting Mitel’s Investor Relations Department at (469) 574-8134. You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Forward-Looking Statements

The statements contained in this document that are not historical facts are forward-looking statements within the meaning of U.S. and Canadian securities laws that reflect Mavenir’s and Mitel’s expectations regarding future events. Forward-looking statements can generally be identified by words such as “anticipates,” “may,” “can,” “believes,” “expects,” “projects,” “intends,” “likely,” “target,” “will,” “to be” and other expressions that are predictions or indicate future events, trends or prospects, although not all forward-looking statements contain these identifying words. These forward-looking statements involve substantial risks and uncertainties that could significantly affect expected results, and actual future results and stockholder values of Mavenir, Mitel and the combined company could differ materially from those described in these statements.

Forward-looking statements include, without limitation, statements regarding the closing of the proposed transaction, the satisfaction of the conditions to closing, the expected benefits of the transaction, the expected financial performance of the combined company, expected operating synergies and cost savings and other statements. Risks that could cause actual results to differ include the inherent uncertainty associated with financial or other projections; the integration of Mavenir’s business with Mitel’s and the ability to recognize the anticipated benefits from the acquisition of Mavenir; the ability to obtain required regulatory approvals for the exchange offer and merger, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the acquisition; whether a sufficient number of Mavenir shares are tendered into the offer to satisfy the minimum condition; the risk that the conditions to the exchange offer or merger may not be satisfied on a timely basis or at all and the failure of the exchange offer or merger to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the exchange offer and merger; the anticipated size of the markets and continued demand for Mitel and Mavenir products and the impact of competitive products and pricing that could result from the announcement of the acquisition of Mavenir; access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel’s debt to fund the cash portion of the consideration in connection with the exchange offer and merger; Mitel’s ability to achieve or sustain profitability in the future; fluctuations in quarterly and annual revenues and operating results; fluctuations in foreign exchange rates; current and ongoing global economic instability, political unrest and related sanctions, particularly in connection with the Ukraine and the Middle East; intense competition; reliance on channel partners for a significant component of sales; dependence upon a small number of outside contract manufacturers to manufacture products; and Mitel’s ability to implement and achieve its business strategies successfully. Additional risks and uncertainties are described in Mavenir’s and Mitel’s public filings with the SEC, including the Offer to Exchange/Prospectus to be filed by Mitel and the Solicitation/Recommendation Statement to be filed by Mavenir in connection with the exchange offer and merger. Investors should not place undue reliance on forward-looking statements in this document. Mavenir does not assume any obligation to update the forward-looking statements provided herein, except as required by law.

Corporate Headquarters 1700 International Pkwy Richardson, TX 75081 USA	T: +1 469 916 4393 F: +1 469 916 4397	sales@mavenir.com mavenir.com